UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

RAVE RESTAURANT GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

754198109

(CUSIP Number)

James Bradshaw,  Bares Capital Management  12600 Hill Country Blvd Suite R-230  Austin,  TX  78738  Phone : 512-772-2714

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bares Brian Timothy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,250,065

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,250,065

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,250,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This Statement relates to the common stock, par value $.01 per share (“Common Stock”), of Rave Restaurant Group, Inc. (the “Company”), whose principal executive offices are located at 3551 Plano Parkway, The Colony, Texas 75056. This Statement includes shares of the Common Stock of the Company and references the conversion of the Company’s 4% Senior Convertible Notes due 2022, Par $100 (the “Convertible Notes”) which are convertible on February 15, May 15, August 15 and November 15 of each year.

Item 2.	Identity and Background

(a)	Brian T. Bares

(b)	12600 Hill Country Blvd Suite R-230 Austin, TX 78738

(c)
Brian T. Bares is the founder, Chief Executive Officer, and majority shareholder of Bares Capital Management, Inc. and Managing Member of Nine Ten Capital Management LLC, both located at 12600 Hill Country Blvd, Suite R-230, Austin, TX 78738. The principal business of Bares Capital Management, Inc. and Nine Ten Capital Management LLC is investment management. Nine Ten Capital Management LLC is the advisor to Nine Ten Partners, LP, an investment limited partnership.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Brian T. Bares is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this filing, Brian T. Bares had directly invested an aggregate $2,890,672 with respect to its beneficial ownership of the Common Stock, consisting of $2,613,372 for the purchase of outstanding shares and $277,300 for the purchase of Convertible Notes. The source of the foregoing funds was personal funds held in Mr. Bares’ brokerage account. No borrowed funds were used in the purchases. Neither Bares Capital Management, Inc. nor Nine Ten Capital Management LLC nor clients of either own any shares of the Common Stock.

Item 4.	Purpose of Transaction

The purchases of shares of Common Stock by the Reporting Person were for investment purposes. The Reporting Person may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although the Reporting Person has no present intention to sell any shares, he could determine from time to time to sell some or all of the shares held.

The Reporting Person does not have any plan or proposal which relates to any of the following matters, except as noted in (d):

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)
Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than by invitation of members of the Board. Brian T. Bares was appointed to the Company’s Board of Directors effective 10/27/2017.

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
The percentages of shares of the Common Stock reported to be owned by the Reporting Persons is based upon 14,282,558 shares outstanding, which is the total number of outstanding shares of Common Stock reported in the Company’s Form 10-K/A for the year ended June 25, 2017, as filed with the Securities and Exchange Commission on October 20, 2017.

As of the date of this filing Brian T. Bares directly beneficially owned 1,250,065 shares of the Common Stock representing approximately 8.75% of the issued and outstanding Common Stock. In addition, Mr. Bares owns Convertible Notes convertible into 138,650 shares.

(b)	Brian T. Bares has the sole power to vote and dispose of the shares of Common Stock that he directly beneficially owns.

(c)
On September 15, 2017, Brian. T. Bares purchased 382,045 shares of Common Stock at $1.40 per share in connection with a shareholder rights offering by the Company. On September 25, 2017, Brian T. Bares purchased 500,000 shares of Common Stock at $1.40 per share in private transactions.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	n/a

(e)	n/a

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Brian T. Bares has been appointed to the Company’s Board of Directors effective 10/27/2017.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bares Capital Manager

October 27, 2017	By:	/s/ Brian T. Bares
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)